SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 28, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No X

Enclosure: Press release – ANGLOGOLD ASHANTI ANNOUNCES THE GRANTING OF RIGHTS TO
ACQUIRE ANGLOGOLD ASHANTI ORDINARY SHARES TO DIRECTORS OF ANGLOGOLD
ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME.

ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
(“AngloGold” or "the Company")
ISIN: ZAE000043485 JSE Share code: ANG
___________________________________________________________________________________________________________________________________________________________________
GRANTING OF RIGHTS TO ACQUIRE ANGLOGOLD ASHANTI ORDINARY SHARES
TO DIRECTORS OF ANGLOGOLD ASHANTI LIMITED
IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME
___________________________________________________________________________________________________________________________________________________________________
In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of awards by the Company to acquire AngloGold Ashanti ordinary shares in terms of the AngloGold
Share Incentive Scheme to directors and company secretarial personnel.
Date of notification                :          25 April 2006
Effective date of award : 8 March 2006
Strike price : Nil cost to participant (market value per share at date of grant was
R308.00)
Vesting date :
On 29 April 2005, shareholders approved the introduction of two new incentive plans. The bonus share plan provides for the vesting of awards, in full, three years from the effective date of grant, provided that the participant is still in the employ of the company at the date of such vesting. Awards granted in terms of the long-term incentive plan vests three years after the effective date of grant, subject to the achievement of the performance conditions under which the awards were made. As at the date of this announcement, no notification had been issued regarding awards to be made under the long-term incentive plan. Any awards not exercised by 8 March
2016 will automatically expire
Class of security : Awards to acquire ordinary shares of the Company
Type of interest : Direct beneficial

Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.
Name Designation
No. of awards
made pursuant
to the Bonus
Share Plan
% of total
awards
granted
RM Godsell Director 6,140 2.4513%
R Carvalho Silva Director 3,045 1.2157%
NF Nicolau Director 3,045 1.2157%
S Venkatakrishnan Director 3,425 1.3674%
YZ Simelane Managing Secretary 875 0.3493%
Total awards granted to directors and company
secretarial personnel
16,530 6.5994%
The awards above form part of a total grant of 250,483 100.0000%
Number of participants 1,313

Johannesburg
28 April 2006
JSE Sponsor : UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: April 28, 2006
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary